UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

USCHINA TAIWAN, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

91732D 10 5

(CUSIP Number)

JaeChan Kim, President

USChina Taiwan, Inc.

c/o Public Equity Group

9900 Corporate Campus Drive, Suite 3000

Louisville, Kentucky 40223

502-657-6005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.

Martin & Pritchett, P.A.

16810 Kenton Drive, Suite 160

Huntersville, North Carolina 28078

Tel: (704) 237-4508

Fax: (704) 237-4917

CUSIP No. 91732D 10 5

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JaeChan Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
	7	SOLE VOTING POWER 1,107,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,107,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,107,500 (Indirect Ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.73%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 91732D 10 5

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RadTek Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,107,500 (Direct Ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.73%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91732D 10 5

Item 1. Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of USChina Taiwan, Inc., a Nevada corporation (the “Issuer” or “USCH”). At present, there are 1,234,236 issued and outstanding shares of Common Stock, and a total of 60,000,000 authorized shares of Common Stock.

The Reporting Persons are JaeChan Kim, a citizen and resident of Korea (hereinafter, “Kim”), who is a President and majority shareholder of RadTek Co., Ltd, a company organized and existing under the laws of Korea (“RadTek”), and RadTek. The Reporting Persons are the beneficial owners of 1,107,500 shares of Common Stock by virtue of Kim’s majority ownership of the share capital of RadTek and RadTek’s record ownership of 1,107,500 shares of Common Stock.

The Issuer’s principal executive offices are located at 9900 Corporate Campus Drive, Suite 3000, Louisville, KY 40223.

Item 2. Identity and Background.

a.	The names of the Reporting Persons are Kim and RadTek.

b.	The business address of Kim is Radtek Co., Ltd, 3rd Floor, Taejoon b/d, 341-2, Jangdae-dong, Yuseong-gu, Daejeon 305-308, Korea. The registered office of RadTek is also 3rd Floor, Taejoon b/d, 341-2, Jangdae-dong, Yuseong-gu, Daejeon 305-308, Korea.

c.	Kim’s principal business is acting as the President of RadTek. The principal business of RadTek is developing and selling digital radiography technology and its principal business address is 3rd Floor, Taejoon b/d, 341-2, Jangdae-dong, Yuseong-gu, Daejeon 305-308, Korea. Kim is also now a director and Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary of USCH.

d.	During the past five years, neither Kim nor RadTek has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, neither Kim nor RadTek has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	RadTek is a company organized and existing under the laws of Korea.

Item 3. Source and Amount of Funds or Other Consideration.

The Seller’s Representative, who represents each of the persons listed on Exhibit A to the Common Stock Purchase Agreement, dated December 5, 2012 (the “Stock Purchase Agreement”) (collectively, the “Sellers”) entered into the Stock Purchase Agreement with RadTek pursuant to which RadTek agreed to purchase 1,107,500 shares of Common Stock, representing 89.73% of the outstanding shares of USCH, for a purchase price of $325,060.00. The transactions contemplated by the Stock Purchase Agreement were closed and completed on December 31, 2012. (the “Closing Date”). The source and amount of funds or other consideration used by RadTek to pay the purchase price came from the working capital of RadTek.

As previously stated herein, the Reporting Persons are considered to be the beneficial owners, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the 1,107,500 shares of Common Stock.

Item 4. Purpose of Transaction.

The purpose of the transaction was to consummate a change in control and composition of the Board of Directors of the Issuer. RadTek intends to acquire control of the Issuer and consummate a reverse merger with USCH. After consummation of the reverse merger, USCH intends to change its name to RadTek, Inc. or some similar derivation, and the newly named company intends to engage in an equity line of credit financing with an investor that it has been negotiating with and with whom it has a signed terms sheet.

CUSIP No. 91732D 10 5

In addition, pursuant to the terms and conditions of the Stock Purchase Agreement:

•	The individual who was a director and officer of USCH agreed to resign at the later of the closing or at the end of the ten day period of time mandated by Rule 14f-1 under the Exchange Act, resulting in a change in the majority of the Board of Directors and a change in control.

•	Jae Chan Kim was elected a director and appointed to the offices of Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary of USCH effective as of December 31, 2012.

•	On the Closing Date, the Issuer paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.

•	As of the Closing, the parties consummated the remainder of the transactions contemplated by the Stock Purchase Agreement, including the payment of the $325,060.00 consideration for the 1,107,500 shares of Common Stock.

As of the date of the Stock Purchase Agreement there were no material relationships between the Issuer or any of its affiliates and the Sellers, or RadTek, other than in respect of the Stock Purchase Agreement.

The foregoing summary of selected provisions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is included as an exhibit to USCH’s Form 8-K dated on or about February 10, 2013, which will be filed with the U.S. Securities and Exchange Commission.

Other than as heretofore described, neither Kim nor RadTek has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer .

a. After the purchase of 1,107,500 shares of Common Stock by RadTek pursuant to the Stock Purchase Agreement, the Issuer had 1,234,236 shares of Common Stock issued and outstanding. As of the closing of the Stock Purchase Agreement, Kim and RadTek beneficially owned 1,107,500 shares of Common Stock. Kim and RadTek disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b. The following table indicates the number of shares as to which Kim has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. RadTek takes the position that RadTek, by itself, as a corporation, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock. Accordingly, it is not listed in the following table.

CUSIP No. 91732D 10 5

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Kim	1,107,500	89.73%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Kim	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Kim	1,107,500	89.73%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Kim	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer .

Kim and RadTek represent that no contracts, arrangements, understandings or relationships exist among Kim and RadTek and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 91732D 10 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JaeChan Kim

By: /s/ JaeChan Kim

Name: JaeChan Kim

Date: January 28, 2013